

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2023

Beatriz García-Cos
Chief Financial Officer and Principal Accounting Officer
Ferroglobe PLC
13 Chesterfield Street
London W1J 5JN, United Kingdom

>   **Re: Ferroglobe PLC**
>   **Form 20-F for the Fiscal Year Ended December 31, 2022**
>   **Filed May 1, 2023**
>   **File No. 001-37668**

Dear Beatriz García-Cos:

        We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Energy & Transportation